Exhibit 12.01
NUSTAR ENERGY L.P.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars, Except Ratio Data)

	Six Months
	Ended
	June 30,	Years Ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings:
Income (loss) from continuing operations before provision for income taxes and income from equity investees	$162,774	$157,901	$161,976	$320,658	$220,174	$(132,786)
Add:
Fixed charges	108,935	190,674	154,085	150,661	153,236	149,090
Amortization of capitalized interest	1,024	1,871	1,722	1,573	1,385	1,216
Distributions from joint ventures	—	—	—	2,500	7,587	7,956
Less:
Interest capitalized	(5,052)	(5,529)	(3,414)	(5,549)	(5,667)	(4,501)
Total earnings	$267,681	$344,917	$314,369	$469,843	$376,715	$20,975
Fixed charges:
Interest expense, net	$96,708	$173,083	$138,350	$131,868	$132,281	$127,119
Interest capitalized	5,052	5,529	3,414	5,549	5,667	4,501
Rental expense interest factor (a)	7,175	12,062	12,321	13,244	15,288	17,470
Total fixed charges	$108,935	$190,674	$154,085	$150,661	$153,236	$149,090

Preferred unit distributions (b)	$32,235	$40,448	$1,925

Total fixed charges plus preferred unit distributions (b)	$141,170	$231,122	$156,010

Ratio of earnings to fixed charges	2.5x	1.8x	2.0x	3.1x	2.5x	(c)
Ratio of earnings to fixed charges plus preferred unit distributions (b)	1.9x	1.5x	2.0x

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(b)	For the years ended December 31, 2015, 2014 and 2013, we had no preferred units outstanding.

(c)
For the year ended December 31, 2013, earnings were insufficient to cover fixed charges by $128.1 million. The deficiency included a goodwill impairment loss of $304.5 million related to the Statia terminals reporting unit.